Maxim Group LLC

300 Park Avenue 16th Floor

New York, NY 10022

July 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Worksport Ltd.
Registration Statement on Form S-1
File No. 333-256142

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group LLC, as representative of the underwriters of the offering, hereby joins the request of Worksport Ltd. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 5:00 p.m. (Washington, D.C. time) on Wednesday, July 28, 2021, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director &
Head of Investment Banking